Exhibit 12.1

FIVE STAR QUALITY CARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands except ratios)

	Year ended December 31,
	2005	2004		2003	2002	2001
Consolidated (loss) earnings	$(80,416)	$4,461		$(6,500)	$(12,925)	$527
Consolidated fixed charges	3,743	1,170		1,439	249	0

Ratio of consolidated earnings to fixed charges	N/M	3.8	x	N/M	N/M	N/M
Deficiency	87,902	—		9,378	13,423	N/A

Calculation of fixed charges:
Interest expense	$3,348	$880		$1,164	$198	$—
Interest expense capitalized	—	—		—	—	—
Interest component of capitalized lease expense	—	—		—	—	—
Amortization of debt discounts	—	—		—	—	—
Amortization of capitalized deferred finance costs	395	290		275	51	—

Fixed charges	$3,743	$1,170		$1,439	$249	$—

Calculation of consolidated earnings (loss):
Consolidated net income	$(84,159)	$3,291		$(7,939)	$(13,174)	$527
Consolidated fixed charges	3,743	1,170		1,439	249	—

Consolidated earnings (loss)	$(80,416)	$4,461		$(6,500)	$(12,925)	$527